UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
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                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

                                                             Sequential
        Exhibit              Description                     Page Number
        -------              -----------                     -----------

          1.       Press release, dated October 16, 2004          4

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: October 16, 2004              By: /s/ Dafna Gruber
                                       ---------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE


               ALVARION AND INTERWAVE AMEND AMALGAMATION AGREEMENT

          InterWAVE shareholders will be asked to approve revised terms

Mountain View, Calif and Tel-Aviv, Israel, October 16, 2004 - Alvarion Ltd. (NASDAQ:ALVR) and interWAVE(R) Communications International, Ltd. (NASDAQ: IWAV) today announced that they have amended the Amalgamation Agreement between the two companies and InterWAVE shareholders will be asked to approve revised terms. The amended agreement calls for Alvarion to provide additional interim financing and to acquire InterWAVE for $4.18 per share in cash, for total consideration of approximately $40.5 million.

InterWAVE will be sending revised proxy material to shareholders for an interWAVE shareholder meeting expected to be held in 6-8 weeks. The amended agreement also calls for the dismissal of the lawsuit recently filed by InterWAVE against Alvarion.

"There are numerous strategic advantages to this combination for both companies," said Erwin Leichtle, CEO of InterWAVE. "We hope to distribute revised proxy material and hold a shareholder meeting as soon as possible to approve the revised terms."

Zvi Slonimsky, CEO of Alvarion said, "We continue to believe the market opportunity is very attractive with excellent growth potential. Alvarion anticipated reduced cash generation by InterWAVE, increased cash outlay by Alvarion and therefore reduced the consideration paid in the transaction. We will move aggressively to integrate the operations, applying our experience and strong management capabilities immediately after closing. We believe that the deal will turn accretive sometime during the third quarter of 2005."

NOTE: Alvarion will host a conference call to answer questions from investors at 7:15 am EDT on on October 18, 2004. Members of the investment community may join the call by dialing (612) 332-0632 in the USA and +1-612-332-0632 internationally.

The public also is invited to listen to the live webcast of the conference call. For details please visit www.alvarion.com. An archive of the on-line broadcast will be available on the website.

                                       ###

A replay of the call will be available from 10:45 a.m. EDT on October 18, 2004 through 11:59 p.m. EDT on October 25, 2004. To access the replay, please call
USA: (320) 365-3844; International: +1-320-365-3844. To access the replay, users will need to enter the following code: 751475.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.